

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 15, 2009

Mr. Brent Whittington
Executive Vice President and Chief Financial Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, AR 72212

>   **Re: Windstream Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 19, 2009**
>
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **File No. 1-32422**

Dear Mr. Whittington:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

   •   Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determine that it is not reasonably likely to occur, no disclosure is required; and,

   •   If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur. Please note that "reasonably likely" is a lower threshold than "more likely than not" but a higher threshold than "remote." The concept of "reasonably likely" is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

       Please address the above and include the following in your discussion as well:
       •   The impact of changes in customer services and plans;
       •   Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;
       •   If events are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
       •   To the extent there is a material decrease in net sales, discuss the price versus volume mix (whether the overall decrease is attributable to decreases in prices or decreases in the volume of goods and services being sold). In this regard, we note the consistent decline in revenues since the second quarter of fiscal 2007.

       Please provide us with your proposed disclosures.

Notes to Consolidated Financial Statements

5. Debt, page F-60

2.   Expand your discussion to disclose in detail the covenants. Also disclose the actual calculations related to the covenants.

Form 10-Q for the Quarterly Period ended March 31, 2009

Notes to Unaudited Interim Consolidated Financial Statements

1. Preparation of Interim Financial Statements, page 6

3.   We note that you now have one reportable segment for financial statement purposes. Please tell us your consideration of the guidance in paragraphs 10 through 15 of SFAS 131. Furnish us with all reports provided to your chief operating decision maker (CODM). Identify your CODM for us. If you have more than one CODM, please identify for us who your chief operating decision makers are with specific reference to paragraph 12 of SFAS 131. Further, tell us in detail what you believe constitutes being "regularly reviewed" under paragraph 10 b. of SFAS 131.

2. Accounting Changes, page 6

4.   We note that you have changed the useful life for franchise rights from indefinite to 30 years. Please tell us in detail your reasons for changing your useful life at this time, including the factors that required a change at January 1, 2009 rather than at an earlier date. Tell us your consideration of the factors in paragraph 11 of SFAS 142 in determining 30 years was an appropriate useful life. We note that access lines decreased by 5.3% during the 12 months ended March 31, 2009 and you have not disclosed that you expect this rate to diminish.

4. Goodwill and Other Intangible Assets, page 9

5.   We note that you utilize the market value of your stock plus a control premium for impairment testing of goodwill. Please revise to disclose the control premium used. Also, tell us in detail how you determined that the control premium was appropriate including the "market observable transactions" that you reference in your footnote.

6.   Tell us in detail how you determined that you have only 1 reporting unit for goodwill impairment testing. In this regard, we note that you provide voice, high speed internet, long distance, network access and video services primarily to residential and business customers. We also note that the financial statements of product distribution operations may still be available to segment management

   although not reviewed by the CODM. Refer to paragraph 30 of SFAS 142 and EITF D-101 in your response.

* * * *

   Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

              Sincerely,

              Larry Spirgel
              Assistant Director